Exhibit 23(c)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 6, 2006, relating to the consolidated financial statements and consolidated financial statement schedule of Progress Energy, Inc. (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph concerning the adoption of new accounting principles in 2005 and 2003), and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Progress Energy, Inc. for the year ended December 31, 2005 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Raleigh, North Carolina
March 31, 2006